gary b. wolff, p.c.                                805 Third Avenue
  Counselor At Law                                 Twenty First Floor
                                                   New York, New York 10022
                                                   Telephone: 212-644-6446
                                                   Facsimile: 212-644-6498
                                                   E-Mail: wolffpc@attglobal.net
May 2, 2006



Mail Stop 3561

Larry Spirgel
Assistant Director
Kyle Moffatt
Branch Chief Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      Magic Communications, Inc.
         Form 10-KSB for Fiscal Year Ended December 31, 2005
         Filed April 17, 2006
         File No.: 0-50090

Gentlemen:

In response to the April 20, 2006  Commission's Comment Letter.

Item 8A. Controls and Procedures

1. Please be advised there was no change in our internal control over financial reporting that occurred during our fourth fiscal quarter in 2004 that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting.

Report of Independent Accountants

2. Accountants will revise their Report in accordance with Rule 2-02 of Regulation S-X.

We are also enclosing Company letter as requested.

Very truly yours,


Gary B. Wolff
/hk
Enclosure
cc:      Sherb & Company LLP

                           Magic Communications, Inc.
                               5 West Main Street
                            Elmsford, New York 10523






April 26, 2006


United States Securities
and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:      Company: Magic Communications, Inc.
         Form 10-KSB for Fiscal Year Ended December 31, 2005
         Filed April 17, 2006
         File No.: 0-50090

Dear Sirs and/or Madame:

In accordance with the SEC's April 20, 2006 Comment Letter, we herewith acknowledge that:

o Magic is responsible for the adequacy and accuracy of the disclosure in its filings;

o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

o Magic may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MAGIC COMMUNICATIONS, INC.

/s/ Stephen Rogers
-------------------------
Stephen Rogers, President